EXHIBIT 12.1
PHARMACYCLICS, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIO)

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,
	2002	2003	2004	2005	2006	2005	2006
EARNINGS
Pretax loss	$(36,575)	$(28,298)	$(29,165)	$(31,048)	$(42,158)	$(20,091)	$(12,468)
Plus:
Fixed charges (see below)	977	986	505	405	422	212	170

Total earnings (loss) to cover fixed charges	(35,598)	(27,312)	(28,660)	(30,643)	(41,736)	(19,879)	(12,298)
FIXED CHARGES
Interest expense
Interest portion of rental expense	977	986	505	405	422	212	170

Total fixed charges	977	986
DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(36,575)	$(28,298)	$(29,165)	$(31,048)	$(42,158)	$(20,091)	$(12,468)